As filed with the Securities and Exchange Commission on  May 23, 2005.

                                                                              Registration No. 333-12102

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

ENODIS PLC

(F/K/A BERISFORD PLC)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-786318_2

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

EMM-786318_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and  18

(v)

The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

EMM-786318_3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement among Enodis plc, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

EMM-786318_3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  May 23, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value 50 Pence each, of Enodis plc.

By:

The Bank of New York,

  As Depositary

By:  /s/ David S. Stueber

        David S. Stueber

        Managing Director

EMM-786318_3

Pursuant to the requirements of the Securities Act of 1933, Enodis plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New Port Richey, State of Florida on May 23, 2005.

ENODIS PLC

By:  David S. McCulloch

Name: David S. McCulloch

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 23, 2005.

/s/ David S. McCulloch

Name:  David S. McCulloch

Director, Chief Executive Officer

(Principal Executive Officer and Authorized U.S. Representative)

/s/ W. David Wrench

Name:  W. David Wrench

Director and Chief Financial Officer

(Principal Financial Officer)

/s/ Paul A. Lee

Name:  Paul A. Lee

Deputy Chief Financial Officer

(Principal Accounting Officer)

/s/ Robert C. Eimers

Name:  Robert C. Eimers

Director and Executive Vice President, Global Human Resources

/s/ Peter M. Brooks

Name:  Peter M. Brooks

Director and Chairman

/s/ Michael R. Arrowsmith

Name:  Michael R. Arrowsmith

Director

/s/ G. Michael Cronk

Name:  G. Michael Cronk

Director

/s/ Joseph J. Ross

Name:  Joseph J. Ross

Director

/s/ Waldemar Schmidt

Name:  Waldemar Schmidt

Director

EMM-786318_3

INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.

EMM-786318_3